(212) 756-2131                                                                                                                                     george.silfen@srz.com

May 12, 2011

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (File No. 811-22225)

Robeco-Sage Multi-Strategy TEI Institutional Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2011-2012 year:

1.   A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") (attached as Exhibit A).

2.   A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.   A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as Exhibit C).

4.   A copy of a Joint Insured Agreement, by and between the Fund and the other joint insured, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit D).

5.   The premium for the Bond has been paid through April 30, 2012.

If you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ George M. Silfen
George M. Silfen

cc:  Timothy Stewart